Exhibit 99.1

May 27, 2015

National Stock Exchange of India Limited

Exchange Plaza,

Bandra Kurla Complex,

Bandra (West),

Mumbai - 400 051

BSE Limited

Phiroze Jeejeebhoy Towers,

Dalal Street,

Mumbai - 400 001

Dear Sir,

Ref:	Disclosure under Regulation 10(5) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011

Pursuant to Regulation 10(5) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (hereinafter referred to as ‘SEBI (SAST), 2011’) we wish to inform you that we, Vedanta Limited, a company listed on your stock exchange, proposes to acquire up to 100,000,000 shares of Cairn India Limited, a company listed on your stock exchange, on the 3rd day of June, 2015 or any day thereafter within a period of 90 days by way of off market inter-se transfer of shares amongst the promoter group. In this connection, please find enclosed the disclosure as per regulation 10(5) of the SEBI (SAST), 2011.

Request you to kindly take the same on record and oblige.

Thanking you,

Yours faithfully,

For Vedanta Limited

Director

Encl: As above.

Cc:

Cairn India Limited

101, First Floor, C Wing,

Business Square, Andheri Kurla Road,

Andheri (E), Mumbai - 400 059

Vedanta Limited (Formerly known as Sesa Sterlite Limited / Sesa Goa Limited)

Vedanta, 75, Nehru Road, Vile Parle (East), Mumbai - 400 099

T +91-22 6646 1000 F +91-22 6646 1450 www.vedantalimited.com

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

Disclosures under Regulation 10(5) – Intimation to Stock Exchanges in respect of acquisition under Regulation 10(1)(a) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011

1.	Name of the Target Company (TC)		Cairn India Ltd
2.	Name of the acquirer(s)		Vedanta Limited
3.	Whether the acquirer(s) is/ are promoters of the TC prior to the transaction. If not, nature of relationship or association with the TC or its promoters		Yes
4.	Details of the proposed acquisition
	a.	Name of the person(s) from whom shares are to be acquired	Twin Star Mauritius Holdings Limited
	b.	Proposed date of acquisition	3rd June 2015 or within a period of 90 days
	c.	Number of shares to be acquired from each person mentioned in 4(a) above	Up to 100,000,000 shares
	d.	Total shares to be acquired as % of share capital of TC	Up to 5.33%
	e.	Price at which shares are proposed to be acquired	Not exceeding the price limit mentioned under Regulation 10 (1) (a) of SEBI Takeover Regulation
	f.	Rationale, if any, for the proposed transfer	-
5.	Relevant sub-clause of regulation 10(1)(a) under which the acquirer is exempted from making open offer		Regulation 10(1)(a)(iii)
6.	If, frequently traded, volume weighted average market price for a period of 60 trading days preceding the date of issuance of this notice as traded on the stock exchange where the maximum volume of trading in the shares of the TC are recorded during such period.		Rs. 220.40/- (NSE)
7.	If in-frequently traded, the price as determined in terms of clause (e) of sub-regulation (2) of regulation 8.		Not Applicable

8.	Declaration by the acquirer, that the acquisition price would not be higher by more than 25% of the price computed in point 6 or point 7 as applicable.	Yes
9.	Declaration by the acquirer, that the transferor and transferee have complied / will comply with applicable disclosure requirements in Chapter V of the Takeover Regulations, 2011 (corresponding provisions of the repealed Takeover Regulations 1997)	Yes
10.	Declaration by the acquirer that all the conditions specified under regulation 10(1)(a) with respect to exemptions has been duly complied with.	Yes
11.	Shareholding details

	Before the proposed transaction		After the proposed transaction
	No. of shares/voting Rights	% w.r.t total share capital of TC	No. of shares/voting rights		% w.r.t total share capital of TC
- Acquirer(s) and PACs (other than sellers)(*)
• Vedanta Limited	35,11,40,413	18.73%	45,11,40,413	*	24.06%
• Sesa Resources Ltd	3,27,00,000	1.74%	3,27,00,000		1.74%
- Seller (s)	73,88,73,586	39.41%	63,88,73,586	*	34.08%

*	considering transfer of 100,000,000 shares

Signature of the acquirer
For Vedanta Limited

Director
Place: Mumbai

Date: May 27, 2015